UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 002-29180
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ProLogis 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ProLogis
4545 Airport Way
Denver, CO 80239

PROLOGIS
401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
ProLogis 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ProLogis 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005 and Schedule H, Line 4j — Schedule of Reportable Transactions — Year Ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
July 14, 2006

PROLOGIS
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004
Assets:
Investments, at fair value:
ProLogis common stock	$12,504,391	$6,975,645
Common collective trust	732,831	788,750
Mutual funds	14,489,200	12,324,370
Self directed brokerage account	470,695	350,034
Participant loans	485,216	333,942

Total investments	28,682,333	20,772,741

Receivables:
Participant contributions	—	2,635
Pending trade receivable	5,198	—

Total receivables	5,198	2,635

Liabilities:
Pending trade payable	4,702	—
Payable to the Catellus Development Corporation Profit Sharing and Savings Plan	4,520,021	—

Net assets available for plan benefits	$24,162,808	$20,775,376

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2005	2004
Additions:
Contributions:
Employer	$797,651	$583,754
Participants	2,325,271	1,734,974
Rollover	262,989	239,528

Total contributions	3,385,911	2,558,256

Investment income:
Net appreciation in fair value of investments	1,200,998	3,019,386
Interest and dividends	646,769	392,773

Total investment income	1,847,767	3,412,159

Assets transfered from the Catellus Development Corporation
Profit Sharing and Savings Plan	4,520,021	—

Total additions	9,753,699	5,970,415

Deductions:
Benefits paid to participants	1,844,040	1,638,142
Administrative expenses	2,206	8,695
Assets transfered to the Catellus Development Corporation Profit Sharing and Savings Plan	4,520,021	—

Total deductions	6,366,267	1,646,837

Net increase during the year	3,387,432	4,323,578

Net assets available for plan benefits:
Beginning of year	20,775,376	16,451,798

End of year	$24,162,808	$20,775,376

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan established by ProLogis (ProLogis, the Company, us and/or ours). The Plan covers all eligible employees of the Company who have attained the age of 21. Prior to July 1, 2004, eligibility to participate began on the first day of the next month following hire date for full-time employees or after completing 1,000 hours of service for part-time employees. Effective July 1, 2004, eligibility to participate begins with the date of hire. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Plan Merger

On September 15, 2005, Catellus Development Corporation, a publicly traded real estate investment trust, (Catellus) merged with and into Palmtree Acquisition Corporation, one of the Company’s subsidiaries, pursuant to an Agreement and Plan of Merger dated as of June 6, 2005, as amended (the “Merger”). Eligible employees of Catellus began participating in the Plan after September 15, 2005. Catellus maintained the Catellus Development Corporation Profit Sharing and Savings Plan (Catellus Plan) prior to the Merger. The Catellus Plan merged into the Plan effective January 3, 2006. A portion of the total assets of the Catellus Plan totaling $4,520,021, comprised of $4,376,408 in ProLogis common stock and $143,613 in participant loans, were transferred to the Plan prior to December 31, 2005 in anticipation of the January 3, 2006 merger date. However, for financial reporting purposes, the legal right to these assets belonged to the Catellus Plan until January 3, 2006. As such, the Plan recorded a payable to the Catellus Plan to reflect the effective transfer of these assets back to the Catellus Plan. Total assets of $30,581,712 were transferred from the Catellus Plan to the Plan by January 3, 2006. Any benefits accrued under the Catellus Plan shall be preserved under the Plan and shall not be affected, reduced or eliminated as a result of the merger of the Catellus Plan into the Plan.

(c)	Contributions

Each year, effective July 1, 2004 participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $14,000 and $13,000 ($18,000 and $16,000 if age 50 or older) in 2005 and 2004, respectively. Prior to July 1, 2004, participants could contribute up to 20% of their pretax annual eligible compensation. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2005 and 2004.

(d)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions, and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(e)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Years of service	Vesting percentage

Less than 1 year
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%
(f)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

Exclusive of a transition period from July 1, 2004 to October 15, 2004 related to the change in trustees, Company matching contributions are invested in the Company’s common stock.

(g)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(h)	Forfeited Accounts

If a participant is not 100% vested and receives a distribution of Company contributions, the dollars left in the Plan are called forfeitures. Unused forfeitures totaled approximately $89,000 and $7,900 at December 31, 2005 and 2004, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used for future Company discretionary contributions during 2005 or 2004. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2005 and 2004 the amount of forfeitures used for Company match contributions was approximately $42,800 and $107,300, respectively.

(i)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 5% to 8.75% at December 31, 2005 and 5% to 10.5% at December 31, 2004. Principal and interest is paid ratably through regular payroll deductions.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(j)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Mutual funds and common stocks are stated at fair value based upon quoted market prices. The common collective trust is stated at net asset value at year end. Participant loans are stated at cost, which approximates their fair value. The ProLogis common stock was in a unitized fund prior to July 1, 2004.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying statement of changes in net assets available for plan benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.

(e)	Administrative Expenses and Distributions

The majority of administrative expenses of the Plan are paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Distributions are recorded when paid.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(3)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
ProLogis common stock	$12,504,391	$6,975,645
Vanguard Balanced Index Fund Investors Shares	1,436,121	1,338,609
Vanguard Growth Index Fund Investors Shares	3,283,053	3,104,531
Vanguard Value Index Fund Investors Shares	1,430,688	1,256,457
Vanguard 500 Index Fund Investors Shares	1,281,631	1,227,611
PIMCO Total Return Fund	*	1,059,455

* Not greater than 5% of net assets at respective year end.
During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$543,610	$1,093,053
ProLogis common stock	608,225	1,898,781
Self directed brokerage account	49,163	27,552

	$1,200,998	$3,019,386

(4)	Nonparticipant-Directed Investments

The Company common stock is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to this investment option is as follows:

	2005	2004
Net assets:
ProLogis common stock	$12,504,391	$6,975,645

Changes in net assets:
Employer contributions	$797,651	$502,810
Participant contributions, including loan repayments	144,304	62,801
Net appreciation in fair value	608,225	1,898,781
Interest and dividends	246,307	115,576
Asset transfers in (see Note 1(b))	4,376,408	—
Benefits paid to participants	(629,933)	(345,804)
Net interfund transfers	(13,816)	(236,006)
Administrative expenses	(400)	(830)

	$5,528,746	$1,997,328

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(5)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2005 and 2004.

(7)	Related Party Transactions

Certain Plan investments represent shares of a common collective trust, common stock, self directed brokerage account and mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard) as of December 31, 2005 and 2004, respectively. Vanguard is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as parties-in-interest transactions.

Certain Plan investments represent shares of common stock of the Company as of December 31, 2005 and 2004. The Company is the plan sponsor as defined by the Plan and therefore, these investments and investment transactions qualify as parties-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks such as, significant world events, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The Plan has a concentration of investments in ProLogis common stock. A change in the value of the Company common stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

(9)	Subsequent Events

The Catellus Plan merged into the Plan effective January 3, 2006. See note 1(b) for further description.

The Plan was amended effective June 1, 2006 to allow participants to transfer all or a portion of their vested company matching contributions from ProLogis common stock to other available investment options, subject to trading windows.

Schedule 1
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of party involved/
description of asset	Cost (a)	Current value
ProLogis common stock*	$6,390,680	$12,504,391

Common Collective Trust:
Vanguard Retirement Savings Trust*		732,831

Mutual Funds:
ABN AMRO Growth*		18,925
Amer Beacon International*		221,852
Amer Beacon Sm Cp Val Inst*		103,539
Ariel Appreciation*		48,047
Artisan International*		14,116
Cohen & Steers Realty*		92,065
Davis New York Venture*		205,859
Harbor Capital Appreciation*		55,159
Hotchkis Mid Cap Value*		294,251
ICAP: Equity*		11,740
Julius Baer Int’l Eq. Fund*		267,271
PIMCO: Emerging Companies Fund*		69,476
PIMCO: CCM Mid-Cap Fund*		96,184
PIMCO Total Return Fund*		1,168,704
Third Avenue Small-Cap Value Fund*		106,326
Turner Midcap Growth Fund*		21,964
Turner SmallCap Growth Fund*		22,070
UAM Funds, Inc.: C&B Mid Cap Equity Portfolio*		48,347
Vanguard 500 Index Fund Investors Shares*		1,281,631
Vanguard Balanced Index Fund Investors Shares*		1,436,121
Vanguard Growth Index Fund Investors Shares*		3,283,053
Vanguard Intermediate-Term Bond Index Fund*		238,302
Vanguard Mid-Cap Index Fund*		406,831
Vanguard REIT Index Fund*		503,662
Vanguard Sm-Cap Growth Index*		587,919
Vanguard Sm-Cap Value Index*		82,891
Vanguard Target Retirement 2005*		300,661
Vanguard Target Retirement 2015*		8,185
Vanguard Target Retirement 2025*		475,217
Vanguard Target Retirement 2035*		730,308
Vanguard Target Retirement 2045*		133,515
Vanguard Target Retirement Income*		5,582
Vanguard Total International Stock Index*		718,739
Vanguard Value Index Fund Investors Shares*		1,430,688

Total mutual funds		14,489,200

*	Represents a party-in-interest transaction.

(a)	Cost information is omitted for investments that are fully participant-directed.

See accompanying report of independent registered public accounting firm.	(Continued)

Schedule 1
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of party involved/
description of asset	Cost (a)	Current value
Self Directed Brokerage Account — VGI Brokerage Option:*
Common Stocks:
Calpine Corp Com*		208
Cimarex Energy Co Com*		129,032
Corning Inc Com*		1,966
Crucell N V Sponsored ADR*		5,120
Deep Field Technologies*		17
Dell Inc Com*		4,498
Ebay Inc Com*		4,325
EMC Corp (Mass) Com*		4,086
Google Inc Cl A		41,486
Intel Corp Com*		3,804
Invoice Technology Inc Cl A*		5
Ivoice Inc Com*		135
JDS Uniphase Corp*		472
Monterey Pasta Co*		3,627
Mylan Laboratories Inc*		3,992
Omnicare Inc Com*		5,722
Pfizer Inc*		6,763
Powerwave Technologies Inc Com*		3,142
Qualcomm Inc*		6,462
Research in Motion Ltd Com*		9,241
Sabmiller PLC Sponsored ADR*		5,610
Siebel Sys Inc Com*		1,592
Speechswitch Inc Cl A*		10
Starbuck’s Corp*		4,501
Stryker Corp*		3,999
Teva Pharmaceutical Industries Ltd ADR*		4,301
Trey Res Inc Cl A*		2
Wireless Facs Inc Com*		1,275
XM Satellite Radio Hlds Inc Cl A*		8,184
Mutual Funds:
Wells Fargo Government Money Market Fund*		32,791
Artisan International Fund*		16,402
Baron Small Cap Fund*		38,556
Old Mutual Large Cap Growth*		16,252
PIMCO Commodity Real Return Strategy Fund*		62,273
Selected American Shares, Inc.*		20,627
TCW Galileo, Inc., TCW Galileo Select*		20,217

Total self directed brokerage account		470,695

Participant Loans, 5% to 8.75%*		485,216

Total investments, at fair value		$28,682,333

*	Represents a party-in-interest transaction.

(a)	Cost information is omitted for investments that are fully participant-directed.
See accompanying report of independent registered public accounting firm.

Schedule 2
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2005

		Purchase
		transactions	Sales transactions
					Current value
Identity					of asset on	Net
of party	Description	Cost of	Proceeds	Cost of	transaction	realized
involved	of asset	purchases	from sales	assets sold	date	gain

ProLogis	Common stock	$5,650,543	$—	$—	$5,650,543	$—
ProLogis	Common stock	$—	$730,021	$456,873	$730,021	$273,148
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Development and Compensation Committee of the ProLogis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan

(Name of Plan)
Dated: July 14, 2006

By:	/s/ Dessa M. Bokides

Dessa M. Bokides

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm